UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to ______________

Commission file number:  0-19065

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.
17801 Georgia Avenue
Olney, Maryland 20832

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplementary Schedule

Schedule of Assets (Held at End of Year)	10

Signatures	11

Exhibits	12

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants
Sandy Spring Bancorp, Inc. Cash and
Deferred Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ParenteBeard LLC

Reading, Pennsylvania
June 28, 2010

 Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Statements of Net Assets Available For Benefits
December 31, 2009 and 2008

	2009	2008
Assets
Investments:
Cash and money market funds	$4,144,546	$4,201,812
Mutual funds	29,136,502	22,371,484
Common stocks	3,350,770	6,609,513
Participant loans	455,536	375,055
	37,087,354	33,557,864

Receivables:
Employer contributions	51,816	44,488
Accrued interest	32,187	22,328
	84,003	66,816
Total Assets	37,171,357	33,624,680

Liabilities
Due to broker for securities purchased	24,897	15,106
Accrued administrative expenses	15,613	12,232
Total Liabilities	40,510	27,338

Net assets available for benefits	$37,130,847	$33,597,342

See notes to Financial Statements.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Statement of Changes In Net Assets Available For Benefits
Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,684,238
Interest and dividends	749,650
Total Investment Income:	2,433,888

Contributions:
Participant	2,929,276
Employer	1,375,913
Rollover	497,456
Total Contributions:	4,802,645
Total Additions	7,236,533

Deductions from net assets attributed to:
Benefits paid to participants	3,644,531
Administrative expenses	58,497
Total Deductions	3,703,028

Net Increase in Net Assets Available for Benefits	3,533,505

Net assets available for benefits:
Beginning balance	33,597,342
Ending balance	$37,130,847

See notes to Financial Statements

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 1.  Plan Description And Summary of Significant Accounting Policies

Plan description: The following description of the Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp and its related companies (the Company) who are eighteen or older, and are credited with three months of eligible service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee contributions: Each year, participants may authorize their employer to defer up to 100% of their annual compensation for contribution to the Plan in accordance with procedures established by the plan administrator, up to allowable IRS limitations. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Amounts deferred will not currently be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or separation from service. Earnings on such contributions will accumulate income tax deferred until the account is distributed. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

Employer contributions: The Company contributes a percentage of base compensation, as defined by the Plan that its participating employees defer to the Plan. For the 2009 plan year, the employer match was made in accordance with the following Safe Harbor formula: 100% of the first 3% of base compensation that is deferred and 50% of the next 2% of base compensation that is deferred. Each year, the Company, at its discretion, may elect to pay a profit sharing bonus. In 2009 there was no profit sharing bonus granted.

Participant accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) its employer’s contribution and, (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. Loan fees are charged to the respective participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their accounts into various investment options offered by the Plan.

Vesting: Participants are immediately vested in their contributions and any profit sharing contributions plus actual earnings thereon. Vesting is also immediate in any Safe Harbor employer matching contributions made after January 1, 2006. Vesting in the employer’s matching contribution made prior to January 1, 2006, is based on years of continuous service. A participant vests 20% per year after one year of service, and is 100% vested after five years of credited service.

Participant loans: Participants may borrow up to 50% of their vested account balance. Loan requests may not be less than $1,000 and may not exceed $50,000. The loans are secured by the vested balance in the participant’s account and bear an interest rate reasonable at the time the loan is made. Loan interest rates are based on the prime rate at the time of the loan’s inception. There is also a $150 loan origination fee, which is taken from the participant’s account. Principal and interest is paid ratably through payroll deductions.

Payment of benefits: Upon termination of service due to retirement, total and permanent disability before retirement, or termination of employment, participants are entitled to receive the full vested value of their accounts. Upon the participant’s death, the value of a participant’s account is paid to the participant’s beneficiary. Participant account balances may be paid in a lump sum. If the total value of the participant’s vested account balance is $1,000 or less, the plan administrator may require a distribution of the entire account balance in a lump sum. A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Forfeited accounts: At December 31, 2009 and December 31, 2008, forfeited nonvested accounts totaled $2,579 and $4,785, respectively. These accounts will be used to reduce future employer contributions. During 2009 forfeitures totaling $2,579 were used to fund employer contributions.

Expenses of the Plan: The Plan’s administrative expenses are paid by either the Plan, or the Company as provided by the Plan document. The asset-based fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense. Five of the investment vehicle options assess short term redemption fees, which are charged against net appreciation. Those funds are: Royce Micro Cap Invmt Fund, UMB Scout Small Cap Fund, DWS Dreman Small Cap Value Fund – CI S, Morgan Stanley Inst International Equity Fund and the T.Rowe Price Real Estate Fund.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. See Note 2 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are reported on the ex-dividend date.

Risks and Uncertainties: The Plan invests in marketable equity securities (common stocks), mutual funds, and participant loans. Such investments are exposed to various risks such as market and credit. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Payment of benefits: Benefits are recorded when paid.

Subsequent events: The Company has evaluated subsequent events through the date the financial statements were issued.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 2.  Fair Value Measurements

On January 1, 2008, the Company adopted the standards for fair value measurement which clarified that fair value is an exit price, representing the amount that would be received for sale of an asset or paid to transfer a liability in an orderly transaction between market participants.  Fair value measurements are not adjusted for transaction costs.  The standard for fair value measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of fair value hierarchy are described below.

Basis of Fair Value Measurement

Level 1- Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2- Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3- Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Cash and money market funds: Valued at amortized cost, which approximates fair value.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end based on the quoted market price of the respective funds.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 2.  Fair Value Measurements (continued)

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.  Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance as of December 31,
	(Level 1)	(Level 2)	(Level 3)	2009
Cash and money market funds	$4,144,546	$-	$-	$4,144,546
Common stock:	3,350,770	-	-	3,350,770
Mutual funds:
Index funds	3,641,273	-	-	3,641,273
Balanced funds	3,002,499	-	-	3,002,499
Growth funds	8,016,202	-	-	8,016,202
Fixed income funds	5,803,722	-	-	5,803,722
Value funds	4,422,266	-	-	4,422,266
Other funds	4,250,540	-	-	4,250,540
Total mutual funds	29,136,502	-	-	29,136,502
Participant Loans	-	-	455,536	455,536
Total investments at fair value	$36,631,818	$-	$455,536	$37,087,354

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance as of December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
Cash and money market funds	$4,201,812	$-	$-	$4,201,812
Common stock:	6,609,513	-	-	6,609,513
Mutual funds:
Index funds	1,823,601	-	-	1,823,601
Balanced funds	2,238,580	-	-	2,238,580
Growth funds	6,590,194	-	-	6,590,194
Fixed income funds	5,310,970	-	-	5,310,970
Value funds	3,202,227	-	-	3,202,227
Other funds	3,205,912	-	-	3,205,912
Total mutual funds	22,371,484	-	-	22,371,484
Participant Loans	-	-	375,055	375,055
Total investments at fair value	$33,182,809	$-	$375,055	$33,557,864

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 2.  Fair Value Measurements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Significant Unobservable Inputs
(Level 3)
Participant loans:
Beginning balance December 31, 2008	$375,055
Loans, payments and defaults (net)	80,481
Ending balance December 31, 2009	$455,536

Note 3.   Investments

The following table presents the fair value of investments.  Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2009		2008

At Fair Value as Determined by Quoted Market Prices:

Mutual Funds:
American Funds Amcap R5	$1,941,131		$1,377,230	*
Dodge & Cox Stock Fund	3,508,033		2,723,578
Neuberger & Berman Genesis Trust	2,253,992		1,760,418
Oakmark Equity & Income I	3,002,499		2,238,580
PIMCO Total Return Instl Fund	3,209,642		2,939,194
Royce Micro Cap Invmt Fund	2,331,602		1,664,665	*
Other Mutual Funds	12,889,603		9,667,819

Common Stock:
Sandy Spring Bancorp, Inc.	3,350,770		6,609,513

At Estimated Fair Value:
Cash and Money Market Funds:
Government Obligations Tax Managed Fund #636	4,115,705		4,183,763
Other Cash and Money Market Funds	28,841		18,049

Participant Loans	455,536	*	375,055	*
Total Investments	$37,087,354		$33,557,864

*Investments did not represent 5% or more of the Plan’s net assets available for benefits for the respective year, but is shown for comparative purposes.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Notes to Financial Statements

Note 3.  Investments (continued)

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,684,238 as follows:

Mutual Funds	$5,605,321
Common Stock	(3,921,083)
Total investment appreciation in value	$1,684,238

Note 4.  Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5.  Tax Status
By letter dated March 31, 2008, the Internal Revenue Service has determined that the Plan is qualified and the trust established under the Plan is tax-exempt in accordance with applicable sections of the Internal Revenue Code (IRC).  The Plan has been amended since receiving the determination letter.  The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 6.  Related Party Transactions
The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in the common stock of Sandy Spring Bancorp, Inc..  Sandy Spring Bancorp, Inc. is the plan sponsor and therefore, these transactions qualify as party-in-interest.  For 2009, total purchases at market value related to the stock were $1,498,290 and total sales at market value related to the stock were $777,947.  Participants are not required to make investments in employer securities.  In addition, the Plan issues loans to participants, which are secured by the vested balances in the participants accounts.

Note 7.  Plan Amendments
During 2009, the Plan was  amended and restated to comply with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).  The Plan was also amended to provide a ROTH 401(k) source for employee deferrals.

Note 8.  Trustee and Plan Administrator
Trustee:  Sandy Spring Bank is the trustee of the Plan’s funds.

Plan Administration:  The Company is the plan administrator and is responsible for maintaining records on participants, determining eligibility for benefits, and interpreting and administrating the provisions of the Plan.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

Schedule Of Assets (Held At End Of year)
Form 5500, Schedule H, Item 4i
December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of issuer	Description of Investment	Cost	Current value

	American Funds Amcap R5	Mutual Fund	**	$1,941,131
	Calamos Growth A	Mutual Fund	**	1,316,121
	Dodge & Cox Stock Fund	Mutual Fund	**	3,508,033
	DWS Dreman Small Cap Value Fund – CI S	Mutual Fund	**	306,956
	Federated Govt Obligations Fd #5	Money Market Fund	**	228
	Government Obligations Tax Managed Fund #636	Money Market Fund	**	4,115,705
	MFS International New Discovery Fund I	Mutual Fund	**	1,308,670
	Morgan Stanley Inst International Equity Fund	Mutual Fund	**	1,718,890
	Neuberger & Berman Genesis Trust	Mutual Fund	**	2,253,992
	Oakmark Equity & Income I	Mutual Fund	**	3,002,499
	PIMCO Total Return Instl Fund	Mutual Fund	**	3,209,642
	RiverSource Mid Cap Value Fund R4	Mutual Fund	**	607,277
	Royce Micro Cap Invmt Fund	Mutual Fund	**	2,331,602
	T.Rowe Price Real Estate Fund	Mutual Fund	**	1,222,980
	UMB Scout Small Cap Fund	Mutual Fund	**	173,356
	Vanguard 500 Index-Signal Shares	Mutual Fund	**	1,783,568
	Vanguard Equity Income Inv	Mutual Fund	**	992,803
	Vanguard Inflation Protected Securities – Adm	Mutual Fund	**	1,360,145
	Vanguard Mid Cap Index Fund Signal Shares	Mutual Fund	**	864,902
	Vanguard Short Term Fed - Inv	Mutual Fund	**	1,233,935
*	Sandy Spring Bancorp, Inc.	Common Stock	**	3,350,770
*	Sandy Spring Bancorp, Inc.	Cash Account	**	28,613
*	Participant Loans	Loans, ranging from 3.25%-8.25%, maturities through September 2019	$-	455,536
Total Investments				$37,087,354

*Represents a party-in-interest to the Plan.
**Cost is not required for participant-directed plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bancorp, Inc. Cash and Deferred Profit Sharing Plan

(Name of Plan)

By:	Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator

/s/ Daniel J. Schider

Daniel J. Schrider, Chief Executive Officer
Sandy Spring Bancorp, Inc.

Date:  June 28, 2010

Exhibit Index

Exhibits	Description
23.1	Consent of ParenteBeard LLC